Law Offices of
Paul, Hastings, Janofsky & Walker LLP
55 Second Street, 24th Floor
San Francisco, California 94105-3441
Telephone (415) 856-7000
Facsimile (415) 856-7100
Internet www.paulhastings.com
July 7, 2010
VIA EDGAR [CORRESPONDENCE FILING]
Mr. Christian T. Sandoe
Senior Counsel
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kayne Anderson MLP Investment Company (CIK # 0001293613) (“the “Registrant”)
Dear Mr. Sandoe:
Pursuant to my e-mail correspondence dated July 6, 2010, enclosed for electronic filing via EDGAR is an executed copy of the Indemnity Letter from KA Fund Advisors, LLC to the Registrant (the “Letter”). Please note that a sentence was added to the next-to-last paragraph of the Letter to address your comment that we discussed late last week.
The board of directors of the Registrant, and the independent directors separately, discussed the materiality of the Letter, and had the opportunity to ask questions and receive information from management, the independent auditors, from my firm and to discuss the matter among themselves. The independent directors reported that it was their consensus that the Letter should not be regarded as material to the Registrant in these circumstances, and that specific finding has been reflected in the board’s approval and acceptance of the Letter, and has been made a part of the Registrant’s records.
Please direct any further comments or questions regarding this matter to the undersigned at (415) 856-7007.
******************

Very truly yours,
/s/ DAVID A. HEARTH
David A. Hearth
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Kevin S. McCarthy, Kayne Anderson (w/enclosures) David S. Shladovsky, Esq., Kayne Anderson (w/ enclosures)

KA Fund Advisors, LLC
717 Texas Avenue, Suite 3100
Houston, Texas 77002
July 2, 2010
Kayne Anderson MLP Investment Company
717 Texas Avenue, Suite 3100
Houston, Texas 77002
      Attention: Board of Directors

Re:	Indemnification of Kayne Anderson MLP Investment Company for Certain Potential Expenses
Gentlemen and Ms. Costin:
As you are aware, KA Fund Advisors, LLC (“KAFA”) serves as the investment adviser to Kayne Anderson MLP Investment Company (the “Company”).
As you also are aware, the Company filed a registration on Form N-2 on March 29, 2010, as amended on May 24, 2010 with the U.S. Securities and Exchange Commission (the “Commission”). The staff of the Commission (the “Staff”) has provided comments to this filing. One comment relates to the fee and expenses table (the “Fee Table”) included in a base prospectus in a post-effective amendment filed by the Company with the Commission on April 17, 2009 (the “Base Prospectus”), a prior unrelated filing. The Staff has questioned the inclusion of the deferred tax benefit figure as a negative expense ratio in the Fee Table as opposed to addressing it in the footnote to such table (the “Deferred Tax Benefit Issue”).
Two public offerings of the Company’s common stock were conducted with the Base Prospectus, under prospectus supplements filed under Rule 497 under the Securities Act of 1933, as amended (the “Securities Act”), on July 30, 2009 and on January 15, 2010 (the “Offerings”).
We understand that the Company believes, and KAFA concurs, that the presentation of its prior Fee Table in the Base Prospectus used in the Offerings was appropriate at such times in connection with such Offerings for the following reasons: (a) the Fee Table should be viewed not in isolation but rather as part of all of the financial information in the registration statement and the financial information provided in connection with the Offerings; (b) all the financial information was provided clearly and with ample explanation; (c) expenses were shown in the Fee Table both before and after deferred taxes with equal prominence; (d) the figures used, captions employed and descriptions provided were all correct and consistent with the audited financial statements, financial highlights and other financial information provided by the Company; (e) all key information was contained on the same page in the Base Prospectus; (f) the disclosure format was consistent with discussions with the Staff in 2005 regarding inclusion of deferred taxes in the Fee Table rather than footnotes, in particular the Company had requested that deferred taxes be included by footnote, raised the issue of deferred tax benefits at that time (and the potential impact on “expenses”) and was instructed to include the deferred tax provision in the Fee Table rather than in a footnote; and (g) the Company’s May 16, 2005 comment response letter to the Staff explained the possible need to include a negative figure in the Fee

Table as a result of a deferred tax benefit attributable to unrealized losses on portfolio investments.
As one possible way to resolve the Deferred Tax Benefit Issue, the Staff suggested that KAFA, as advisor to the Company, consider indemnifying certain possible liabilities and expenses of the Company which arise from the presentation of the Fee Table.
Accordingly, for this specific purpose, KAFA agrees to indemnify the Company for uninsured losses, claims, damages or liabilities or expenses for which the Company otherwise would be or is required to pay as a result of a final unappealable adjudication of liability under the Securities Act, or otherwise, to the extent that such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon a finding that the disclosure relating to the Deferred Tax Benefit Issue in the Fee Table was materially misleading. For purposes of providing clarity, if a portion of the losses, claims, damages or liabilities was unrelated to the Deferred Tax Benefit Issue in the Fee Table, KAFA would remain obligated to provide the indemnity under this letter agreement for the remaining portion of the losses, claims, damages or liabilities related to the Deferred Tax Benefit Issue in the Fee Table.
This indemnity by KAFA is entered into by KAFA for the purpose specified above, and is not to be construed as an admission by the Company or KAFA that the disclosure in the Base Prospectus, or any related prospectus supplement was misleading or that the Company or KAFA or their respective officers, employees or affiliates are otherwise legally responsible. This indemnity by KAFA is not intended to and shall not constitute a waiver of any defenses that may be asserted by the Company or KAFA, or any of their respective officers, directors, employees or affiliates in response to third-party claims.
KA FUND ADVISORS, LLC

By:	/s/ David Shladovsky
Title: General Counsel